RECEIVED

2007 MAY 11 A 10:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

07023456

Securities and Exchange Commission
Division of Corporation Finance
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

20 April 2007

Re: Mobistar N.V./S.A. 12g3-2(b) File No. 82 - 4965

SUPPL

Ladies and Gentlemen:

Please find enclosed certain information that we are furnishing to you pursuant to Rule 12g3-2(b). The first page of each separate item of information indicates in the upper right-hand corner our file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

PROCESSED
MAY 1 7 2007
THOMSON
FINANCIAL

Yours sincerely,

Johan Van den Cruijce
Corporate Affairs Manager

Enclosures
cc: Corey Chivers
Weil, Gotshal & Manges

dlw 5/14

Mobistar NV/SA
Kolonel Bourgstraat 149 rue Colonel Bourg | Brussel 1140 Bruxelles
TEL. +32 (2) 745 71 11 | FAX +32 (2) 745 70 00
www.mobistar.be | Fortis 210-0233334-04
BTW-TVA BE 0456.810.810 | RPR-RPM Brussel-Bruxelles

Mobistar maintains a strong position in a very competitive market

Date: 19 april 2007

Brussels - 19 April 2007 - In the first quarter of 2007, the total number of active customers[1] increased by 7.1 % compared to end of March 2006. The total turnover and the service revenues recorded in the first quarter of 2007 a growth of 2.2 % and 1.2 % respectively, compared to the same period a year earlier. The ARPU[2] amounted 38.17 euros per month, a decrease of 1.1 % mainly due to the declining mobile termination rates.

On 31 March 2007, Mobistar counted 3,165,120 active customers for mobile telephony, an increase of 7.1 % compared to 2,956,465 customers a year ago. The customer base including MVNO customers reached 3,193,276, or an increase of 40,800 cards compared to the end of 2006. The growth of the customer base confirms the success of Mobistar's commercial strategy. During the first quarter, Mobistar also launched At Home, a service customers can use to make unlimited calls to fixed numbers from their home for 10 euros per month. This service fits perfectly within the strategy focussing on the substitution from fixed to mobile telephony in the residential market.

The share of postpaid customers in the active customer base is still increasing, from 45.7 % in March 2006 to 52.3 % one year later. In spite of the further improvement of the customer mix, the ARPU[2] was negatively affected by the decrease in the mobile termination rates and by the increasing competitive pressure on the Belgian market. The ARPU fell from 38.60 to 38.17 euros per month per active customer, a limited decrease of 1.1 % in 1 year.

At the end of March 2007, the consolidated service revenues reached 358.5 million euros, an increase of 1.2 % compared to 354.3 million euros in the previous year. The total consolidated turnover amounted 372.1 million euros or 2.2 % more than the year before. Mobistar ended the first quarter of 2007 with 25,282 ADSL customers.

Key figures of the Mobistar Group	Q1 2006	Q1 2007	Var.
Total active customers[1] (mobile telephony)	2,956,465	3,165,120	+7.1 %
Total turnover (mio €)	364.1	372.1	+2.2 %
Total service revenues (mio €)	354.3	358.5	+1.2 %
ARPU[2] (euros/month/active customer)	38.60	38.17	-1.1 %

(1) The number of active customers does not include 'machine-to-machine' cards, nor MVNO cards.

(2) Monthly Average Revenue per User (rolling average of the 12 previous months).

In a competitive environment, Mobistar maintains its ambition to achieve further growth. Yet, Mobistar has to remain cautious with regard to the perspectives for 2007. Because of a further decline of the mobile termination rate by 20 % on 1 May 2007 and an expected impact of the roaming regulation as from the second half of 2007, Mobistar confirms both for turnover and net profit a slight decrease of 2 to 4% for the financial year 2007.

END